Exhibit 99.1

Valens Semiconductor Appoints Tal Yaacobi to its Board of Directors

Appointment follows $50 million acquisitions in the market of Valens shares by Value Base Fund and its affiliates

HOD HASHARON, ISRAEL, July 23, 2024 – Valens Semiconductor Ltd. (NYSE: VLN), a leader in high-performance connectivity, today announced the appointment of Tal Yaacobi to its Board of Directors as an independent director and to the Nominating, Governance and Sustainability Committee, effective as of August 8, 2024. The appointment follows acquisitions in the market of Valens shares of more than $50 million by Value Base Fund (VBF) private equity fund, where Mr. Yaacobi is a managing partner and VBF affiliates. With the addition of Mr. Yaacobi, the Board will be comprised of ten directors, eight of whom are independent. The appointment was made pursuant to a Board Nomination Agreement between Valens Semiconductor and Value Base Fund.

Peter Mertens, Chairman of the Board of Valens, commented, “We welcome Mr. Yaacobi to the Board. Tal is a seasoned executive with extensive experience in leading global companies and serving on boards across various industries. He brings valuable insights and perspectives that will enhance our strategic vision and governance. We look forward to working with him and benefiting from his contributions to Valens’ continued growth and success.”

Tal Yaacobi, Managing Partner of Value Base Fund, commented, “It is an honor to be appointed to Valens' Board and to serve on the Nominating, Governance and Sustainability Committee. We undertook a major investment in Valens shares because of our strong belief in this company’s potential for value creation. From the sidelines, I’ve witnessed Valens' remarkable leadership in connectivity, across industries, and I’m thrilled now to take an active role in furthering the company’s position. Valens has an innovative technology that is set to revolutionize major markets, from machine vision to automotive, and I look forward to working with the other directors and management to support Valens' future success.”

Mr. Yaacobi has over 20 years of experience in a variety of investment management and strategic consulting positions in global capital market. Prior to joining Value Base Fund, Mr. Yaacobi served as a partner in Shamrock Growth Fund, as well as a strategy & corporate finance consultant at McKinsey & Co. Mr. Yaacobi is a Certified Public Accountant and holds an MBA with distinction from Cornell University.

About Valens Semiconductor

Valens Semiconductor is a leader in high-performance connectivity, enabling customers to transform the digital experiences of people worldwide. Valens’ chipsets are integrated into countless devices from leading customers, powering state-of-the-art audio-video installations, next-generation videoconferencing, and enabling the evolution of ADAS and autonomous driving. Pushing the boundaries of connectivity, Valens sets the standard everywhere it operates, and its technology forms the basis for the leading industry standards such as HDBaseT® and MIPI A-PHY. For more information, visit https://www.valens.com/.

Press Contacts

Yoni Dayan

Head of Communications

Valens Semiconductor Ltd.

yoni.dayan@valens.com

Pat Burek

Senior Vice President

Financial Profiles, Inc.

pburek@finprofiles.com

Investor Contacts

Michal Ben Ari

Investor Relations Manager

Valens Semiconductor

michal.benari@valens.com

Lisa Fortuna
Senior Vice President
Financial Profiles, Inc.

lfortuna@finprofiles.com